Exhibit 99.2

LOAN AGREEMENT

November 4, 2016

Hydrogenics Corporation - Corporation Hydrogénique

220 Admiral Blvd.,

Mississauga, ON

L5T 2N6

Attention:          Robert Motz

RE:	Loan from Export Development Canada to Hydrogenics Corporation
EDC Loan No. 880-64153

Capitalized words or phrases not otherwise defined herein have the meanings set out in Schedule A.

Export Development Canada ("EDC") agrees to establish a credit facility in favour of the Borrower for the Purpose, on the following terms and conditions (the "Credit Facility"):

1.	Borrower	Hydrogenics Corporation - Corporation Hydrogénique

"Jurisdiction of Incorporation" means Canada.

	Subsidiaries	Hydrogenics Holding GmbH

"Jurisdiction of Incorporation" means Germany; and

Hydrogenics GmbH

"Jurisdiction of Incorporation" means Germany

(each a "Subsidiary" and collectively, the "Subsidiaries").

2.	Guarantor(s)	Hydrogenics Europe N.V.

"Jurisdiction of Incorporation" means Belgium; and

Hydrogenics USA, Inc.

"Jurisdiction of Incorporation" means Delaware

(each a "Guarantor" and collectively, the "Guarantors").

3.	Facility Amount	Up to USD9,000,000 term facility. Amounts repaid or prepaid may not be re-borrowed.

The currency of account and payment is the currency of the Facility Amount.

4.	Purpose	To assist in financing (i) a portion of the purchase price of certain equipment by the Borrower, and (ii) working capital needs of the Borrower directly associated with export contracts with [INFORMATION REDACTED].

5.	Availability	In one (1) advance in USD no later than the date which falls one (1) month after the date hereof.

6.	Principal Repayment	In twenty (20) consecutive quarterly installments on each Interest Payment Date commencing on March 30, 2017 (the "First Repayment Date"). Each quarterly installment payable during 2017 shall be in the amount of USD250,000, and each quarterly installment payable thereafter shall be in the amount of USD500,000. The last installment will be in the amount necessary to repay in full all advances then outstanding.

7.	Interest	Interest on the outstanding principal will be calculated and payable in arrears on each Interest Payment Date at the rate of US Prime Rate plus the Margin.

"Interest Payment Date" means (i) prior to the First Repayment Date, the dates which fall every three (3) month(s) after the date of the initial advance; (ii) the First Repayment Date; and (iii) the dates which fall every three (3) month(s) after the First Repayment Date and each anniversary of those dates.

"Margin" means ten percent (10%) per annum. The Borrower may request in writing a Margin adjustment to be determined by EDC, in its sole discretion, based on the most recent financial year end audited financial results of the Borrower in respect of its audited annual EBITDA as follows:

		Margin	Audited Annual EBITDA Level
		10%	Less than USD3,000,000
		7%	Equal to or greater than USD3,000,000 and less than USD5,000,000
		5%	Equal to or greater than USD5,000,000

Such a Margin adjustment may only be requested by the Borrower a maximum of two (2) times during the term of the Agreement.

8.	Warrants	As additional consideration for EDC making available the Credit Facility to the Borrower, the Borrower shall issue to EDC transferable share purchase warrants (the "Warrants" and each a "Warrant"), each Warrant entitling EDC to purchase from the Borrower one (1) common share in the capital of the Borrower, subject to adjustment as set out in the Warrant Certificate (as defined in the warrant purchase agreement between the Borrower and EDC (the "Warrant Purchase Agreement")). The number of Warrants and the exercise price for each Warrant shall be determined by EDC prior to closing at such terms that permit EDC to achieve an approximate two percent (2%) increase to Margin. The exercise price for each Warrant shall be subject to adjustment as set out in the Warrant Certificate. The Warrants shall be exercisable at any time until the date that is five (5) years from the date of this Agreement.

9.	Fees	Administration Fee: A non-refundable administration fee equal to one percent (1%) of the Facility Amount payable on the earlier of (i) the date of the initial advance and (ii) within thirty (30) days from the date of this Agreement.

10.	Security	To secure performance of the Borrower’s obligations hereunder, the following (each in form and substance satisfactory to EDC) will be delivered to EDC:

		(a)	from the Borrower, a 3rd ranking perfected security interest, as evidenced by a general security agreement, over all of the Borrower’s present and after-acquired personal property, including all proceeds of any sale, lease or other disposition thereof and all insurance proceeds in connection therewith subject only to Permitted Liens; and

		(b)	from each Guarantor, an unconditional and irrevocable guarantee (each, a "Guarantee" and collectively, the "Guarantees").

The above documents are collectively referred to as the "Security Documents".

11.	Conditions Precedent	The conditions precedent to EDC's obligation to make the advance are set out in Exhibit 2.

12.	Representations and Warranties	All representations and warranties in this Agreement will be deemed to be continually repeated so long as any amounts remain outstanding and unpaid or the Borrower can request advances under this Agreement, except where expressed to be made as of a specific date, in which case such representations and warranties will be deemed to be made on such specific date. Each Transaction Party (unless otherwise indicated) makes all representations and warranties set out in Schedule B.

13.	Covenants	Until all amounts owing hereunder are indefeasibly paid in full and EDC no longer has any obligation to make any further advances, each Transaction Party (unless otherwise indicated) agrees to comply with all covenants set out in Schedule C and further agrees that:

		(a)	Reporting. The Borrower will deliver to EDC:

			(I)	Within ninety (90) days after the end of each of its fiscal years, a copy of its consolidated financial statements for such fiscal year;

			(II)	within forty-five (45) days of the end of each of its fiscal quarters, a copy of its consolidated interim financial statements for such fiscal quarter; and

			(III)	Within forty-five (45) days of the end of each of its fiscal quarters and ninety (90) days after the end of each of its fiscal years, a certificate from the Chief Financial Officer of the Borrower, satisfactory to EDC and substantially in the form attached as Exhibit 4, evidencing compliance with the terms and conditions of the following agreements:

(i) the loan agreement between the Borrower and Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade dated September 28, 2011, as amended on May 28, 2012 and extended on July 6, 2015 (as the same may be further amended, modified, restated or replaced from time to time);

(ii) the loan agreement between the Borrower and Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Research and Innovation dated March 27, 2014 as amended on June 8, 2015 (as the same may be further amended, modified, restated or replaced from time to time); and

(iii) the letter of credit between the Borrower and Belfius Bank NV dated April 20, 2015 (as the same may have been or may be amended, modified, restated or replaced from time to time)

(each, a "Bank Credit Agreement" and, collectively, the "Bank Credit Agreements").

		(b)	Other Indebtedness. Each Transaction Party will not at any time directly or indirectly be or become liable with respect to any indebtedness without the prior written consent of EDC, except for: (i) indebtedness created hereunder; (ii) indebtedness existing on the date hereof (save and except for any indebtedness owing pursuant to the loan agreement dated on or around May 5, 2015 between Cinnamon Investments Limited, Bridgecorp Canada Inc., Origin Merchant Principals Fund LP and the Borrower), and any refinancing of such indebtedness so long as the refinancing amount does not exceed the outstanding amount of such indebtedness (including principal outstanding and interest accrued but unpaid) on the date of such refinancing (save and except that in the case of the refinancing of a revolving facility, the refinanced indebtedness will not exceed, the principal amount of such facility on the date hereof); (iii) indebtedness subordinated to indebtedness created hereunder; (iv) indebtedness in respect of trade accounts payable incurred in the ordinary course of business and on customary market terms; or (v) indebtedness secured by Permitted Liens.

For greater certainty, the Borrower shall not become liable (whether accrued, absolute, contingent or otherwise) with respect to any indebtedness incurred by its subsidiaries (including without limitation the Subsidiaries and the Guarantors).

(c)	Negative Pledge. Each Transaction Party will ensure that no Lien will be created or permitted to exist over all or any of its present and future assets other than Permitted Liens.

(d)	Restricted Payments. No Transaction Party will make payments of any dividends or distributions to shareholders, or make any principal repayments on convertible debt, or repayment of any shareholder or related party loans without the prior written consent of EDC.

(e)	Location of Collateral. The Borrower will not permit the collateral described in the Security Documents to which it is a party to be located at any location other than the locations set out in this Agreement (except inventory sold in the ordinary course of business).

(f)	Insurance. The Borrower will, on or prior to the date when it takes title to the collateral described in the Security Documents to which it is a party or any portion thereof, maintain or cause to be maintained in effect, at its own expense (i) property insurance covering such collateral in an amount not less than the cost of acquisition of the collateral; and (ii) third-party liability insurance in respect thereof of such amount and scope as may be customary in the jurisdiction where such collateral is located. All property insurance policies will name EDC as first lender loss payee and provide that all losses in respect of claims will be paid to EDC (subject to the rights of any holder of a prior ranking Permitted Lien on such property). In addition, all such property insurance policies and subsequent policies will provide that the insurer’s rights of subrogation be subordinate to EDC’s right of full recovery. All liability insurance policies will name EDC as additional insured. In the event that any insurance required under this Subsection will not have been renewed prior to the date on which such insurance is scheduled to lapse, EDC or its assignee may (but will not be obligated to) pay any premium necessary to renew such insurance, and in such event it will be obligated to indemnify EDC or its assignee immediately, as the case may be, for the payment of such premium.

(g)	Notices. The Borrower will furnish or cause to be furnished to EDC: (i) promptly after the commencement thereof, notice of all actions, suits, and proceedings before any governmental authority or arbitrator affecting any Transaction Party which, if determined adversely to such Transaction Party, could have a material adverse effect; (ii) as soon as possible and in any event within five (5) days after the cancellation or non-renewal of any material contract to which a Transaction Party is a party, a written notice setting forth the details of such cancellation or non-renewal and the action that the Borrower has taken and proposes to take with respect thereto; (iii) as soon as possible and in any event within five (5) Business Days after the occurrence thereof, written notice of any matter that could reasonably be expected to have a material adverse effect on any Transaction Party; (iv) promptly, such other information concerning the Borrower or any other Transaction Party as EDC may from time to time reasonably request.

(h)	Continuous Disclosure Documents. The financial statements of the Borrower filed on SEDAR after the date hereof will present fairly, on a consolidated basis, in all material respects, the financial position of the Transaction Parties as of the respective dates indicated therein and the financial performance and cash flows for the respective periods indicated therein all in accordance with generally accepted accounting principles. No statement, information, report or representation made by Borrower in any of the continuous disclosure documents of the Borrower filed on SEDAR after the date hereof will contain any untrue statement of a material fact or omit to state any material fact required to be stated necessary to make the statements therein not misleading in light of the circumstances under which it was made and taken as a whole.

(i)	Maintenance of Existence; Conduct of Business. Each Transaction Party will preserve and maintain its corporate existence and all of its material leases, privileges, licenses, permits, franchises, qualifications, and rights that are necessary or material to the ordinary conduct of its business. Each Transaction Party will conduct its business in an orderly and efficient manner in accordance with good business practices.

(j) Compliance with Agreements. Each Transaction Party will comply in all material respects with all material agreements, contracts, and instruments binding on it or affecting its properties or business, except to the extent that non-compliance could reasonably be expected to not have a material adverse effect.

(k) Transfer of Assets. No Transaction Party will sell, lease, assign, transfer, or otherwise dispose of any of its assets or capital (including but not limited to intercompany loans), except for (i) the transfer of the 2MW energy storage demonstration project being constructed in Markham, Ontario into a joint-venture to be owned by the Transaction Parties (as to 49%) and Enbridge Inc. or its affiliate (as to 51%), and (ii) such other transfer or disposition of assets or capital in the ordinary course of business, notwithstanding that in any event such transfer or disposition, individually or in the aggregate, shall not exceed USD1,000,000.

14.	Events of Default	The occurrence of any one (1) or more of the following events constitutes an event of default (each an "Event of Default"):

(a) Disposal of Collateral. If any Transaction Party sells or otherwise disposes of all or, except in the ordinary course of its business, any part of the collateral described in the Security Documents, if any, without the prior written consent of EDC or if all or any part of such collateral is seized.

(b) Schedule D Events. Those events set out in Schedule D.

15.	Voluntary / Mandatory Prepayment	Subject to three (3) Business Days’ prior notice, prepayment will be permitted on any Interest Payment Date at any time after the First Repayment Date. Amounts prepaid must be on the basis of one (1) installment of principal or whole multiples thereof.

16.	Process Agent	With respect to any action or proceeding commenced against any of the Guarantors or any Subsidiary, each Guarantor and Subsidiary irrevocably appoints the Borrower as its agent to receive service on its behalf of any and all process which may be served in such action or proceeding. Service upon the agent is acknowledged by each Guarantor and Subsidiary to be binding upon it in every respect. Nothing in this Section will affect the right of EDC to serve process in any other manner permitted by applicable law. The Borrower agrees to receive service, on behalf of each Guarantor and Subsidiary, of any and all processes which may be served in any action or proceeding or in any other proceeding where service is required to be made.

17.	Waiver of Immunity	Each Transaction Party represent and warrants that it is not entitled to claim for itself or its assets immunity from jurisdiction, judgment, set-off, compensation, execution, attachment or other legal process in respect of its obligations under the Transaction Documents. Each Transaction Party irrevocably waives, for each relevant jurisdiction, any right of immunity which it or any of its property has or may acquire in respect of its obligations under the Transaction Documents. Each Transaction Party agrees that the Transaction Documents to which it is a party and the transactions contemplated therein constitute commercial activity within the meaning of the State Immunity Act of Canada.

18.	Governing Law	This Agreement is made under and will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in such Province.

19.	Jurisdiction	Each Transaction Party irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario (and applicable federal courts), the courts of its Jurisdiction of Incorporation, the courts of any jurisdiction where it may have assets or carries on business and the courts where payments are to be made under the Transaction Documents to which it is a party. Each Transaction Party agrees that a final judgment against it in any such legal proceeding will be conclusive and may be enforced in any other jurisdiction by suit on the judgment (a certified or exemplified copy of which judgment will be conclusive evidence of the fact and of the amount of its indebtedness) or by such other means provided by law.

20.	Additional Terms and Conditions	Schedules A, B, C, D and E to this Agreement each form an integral part of this Agreement as well as any Exhibits to this Agreement.

[The remainder of this page is intentionally left blank.]

If this Agreement is acceptable, kindly sign and return the attached copy to EDC. In the event that EDC has not received an executed copy of this Agreement by November 7, 2016 it will be considered null and void.

EXPORT DEVELOPMENT CANADA

By:   ”Pierre Trudel”___________

Name: Pierre Trudel

Position: Senior Financing Manager

By:   ”Mark Doyle”____________

Name: Mark Doyle

Position: Financing Manager

We have authority to bind EDC.

Address for notice:

150 Slater Street, Ottawa, Ontario, Canada, K1A 1K3

Disbursement and repayment matters:
Attention:	Loans Services
Fax:	(613) 598-2514
Email:	LS-directlending@edc.ca

Financial and covenant reporting matters:
Attention:
Fax:	(613) 598-3186
Email:	covenantsofficer@edc.ca

All other matters, including amendments, waivers and consents:
Attention:	Credit Risk Management
Fax:	(613) 598-3186

We accept and agree to be bound by the above terms and conditions and those set out in the attached Schedules and Exhibits.

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

By:   ”Daryl Wilson”__________

Name: Daryl Wilson

Position: President & CEO

By:   ”Robert Motz”___________

Name: Robert Motz

Position: Corporate Secretary & CFO

We have authority to bind the Borrower.

Address for notice:

220 Admiral Boulevard

Mississauga, ON L5T 2N6

Canada

Attention:	Robert Motz
Fax:	905-361-3626
Email:	bmotz@hydrogenics.com

HYDROGENICS HOLDING GMBH

By:   ”Daryl Wilson”______________

Name: Daryl Wilson

Position: Director

We have authority to bind the Subsidiary.

Address for notice:

Am Wiesenbusch 2, Halle 5

45966 Gladbeck

Germany

Attention:	Robert Motz
Fax:	905-361-3626
Email:	bmotz@hydrogenics.com

HYDROGENICS GMBH

By:   ”Bernd Pitschak”________

Name: Bernd Pitschak

Position: Managing Director

We have authority to bind the Subsidiary.

Address for notice:

Am Wiesenbusch 2, Halle 5

45966 Gladbeck

Germany

Attention:	Robert Motz
Fax:	905-361-3626
Email:	bmotz@hydrogenics.com

HYDROGENICS USA, INC.

By:   ”Daryl Wilson”_________

Name: Daryl Wilson

Position: President & CEO

By:   ”Robert Motz”__________

Name: Robert Motz

Position: Corporate Secretary & CFO

We have authority to bind the Guarantor.

Address for notice:

220 Admiral Boulevard

Mississauga, ON L5T 2N6

Canada

Attention:	Robert Motz
Fax:	905-361-3626
Email:	bmotz@hydrogenics.com

HYDROGENICS EUROPE N.V.

By:   ”Filip Smeets”__________

Name: Filip Smeets

Position: Managing Director

By:   ”Mieke Sampermans”_____

Name: Mieke Sampermans

Position: CFO

We have authority to bind the Guarantor.

Address for notice:

Nijverheidsstraadt48c B-2260

Oevel, Belgium

Attention:	Robert Motz
Fax:	905-361-3626
Email:	bmotz@hydrogenics.com

SCHEDULE A - DEFINITIONS

If used in this Agreement, the following terms mean:

"Agreement" means this agreement, including any and all Schedules, Exhibits and any agreement, schedule or exhibit supplementing or amending this Agreement.

"Authorization" means any consent, registration, filing, agreement, certificate, license, approval, permit, authority or exemption and all corporate, creditors’ and shareholders’ approvals or consents.

"Affiliate" means any person which directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Borrower.

"Business Day" means a day on which banks are open for business in Ottawa, Canada and (i) in the case of US Prime Rate loans and Libor USD Rate loans, New York, United States of America, (ii) in the case of Libor USD Rate loans and Libor GBP Rate loans, London, England and (iii) in the case of EUR loans, Brussels Belgium.

"CAD" means the currency of Canada.

"Capital Expenditures" means, as of the close of any relevant period, without duplication, the sum of (a) the gross amount of additions (excluding repair and maintenance and environmental costs and additions pursuant to capitalized leases) during such period to property, plant and equipment of a person; plus (b) the aggregate amount of Capitalized Lease Obligations incurred in such period (to the extent not included as a Capital Expenditure in any prior period) by such person (excluding the portion thereof, if any, allocable to Interest Expense).

"Capitalized Lease Obligation" means with respect to a person, at any time, the obligations of a person to pay rent or other amounts under a lease (or agreement conveying the right to use) of property which would be required to be classified and accounted for as a capital lease on a balance sheet of such person.

"Cash Flow" means, for the relevant period, the sum (without duplication) of (a) Net Income for such period; plus (b) to the extent deducted in determining Net Income for such period, the sum of all expenses for such period in respect of (i) depreciation; (ii) amortization of intangible assets; (iii) all taxes with respect to the income; (iv) Interest Expense; and (v) any other non-cash charges.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Control" means with respect to a Transaction Party, the ownership, directly or indirectly, of more than 50% of its voting securities, the control over the composition of its board of directors, whether by contract or otherwise or the power to direct its management and policies, whether through the ownership of voting capital, by contract or otherwise and "Controlled" has a correlative meaning.

"Current Assets" means, as of the close of any relevant period, all amounts (including cash and temporary cash investments) which would be included as current assets on a balance sheet of a person at such time.

"Current Liabilities" means, as of the close of any relevant period, all amounts which would be included as current liabilities on a balance sheet of a person at such time (including current maturities of long-term Debt).

"Current Ratio" means, on a consolidated basis, the ratio at such time of (a) Current Assets, to (b) Current Liabilities.

"Debt" means, all funded debt for the relevant period, including the sum of (a) all outstanding short term credit facilities plus (b) the current portion of long term debt plus (c) the current portion of capital lease obligations plus (d) all outstanding long term loan facilities plus (e) the long term portion of capital lease obligations on a balance sheet at such time.

"Debt Service" means, for a person for any period, the sum of (a) all regularly scheduled payments or prepayments of principal of indebtedness (including, without limitation, the principal component of any payments in respect of Capitalized Lease Obligations) made during such period; plus (b) all Interest Expense for such period.

"Debt Service Coverage Ratio" means, on a consolidated basis, the ratio of (a) EBITDA for the prior four (4) consecutive fiscal quarters ending to (b) Debt Service for the same period.

"Debt to EBITDA Ratio" means, on a consolidated basis,the ratio of (a) Debt for the prior four (4) consecutive fiscal quarters ending to (b) EBITDA for the same period.

"EBITDA" means, for a person for any period, net income (before extraordinary or other non-recurring items) for such period (a) plus, to the extent deducted in determining net income for such period, the sum of (i) Interest Expense; (ii) tax expense; and (iii) depreciation, amortization and other non-cash charges; (b) minus any non-cash credits for such period.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with any Transaction Party, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the thirty (30) day notice period is waived, whether or not such automatic waiver is hereafter eliminated); (b) any failure by any Plan to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA) applicable to such Plan, whether or not waived; (c) the incurrence by a Transaction Party or any of their ERISA Affiliates of any liability under Title IV of ERISA other than PBGC premiums due but not delinquent under Section 4007 of ERISA; (d) a determination that any Plan is, or is expected to be, in "at risk" status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (e) the receipt by a Transaction Party or any of their ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Multiemployer Plan or to appoint a trustee to administer any such plan; (f) a withdrawal or partial withdrawal by a Transaction Party or any of their ERISA Affiliates from any Plan or Multiemployer Plan; or (g) the receipt by a Transaction Party or any of their ERISA Affiliates of any notice that a Multiemployer Plan is, or is expected to be, "insolvent" (within the meaning of Section 4245 of ERISA), in "reorganization" (within the meaning of Section 4241 of ERISA), or in "endangered" or "critical" status (within the meaning of Section 432 of the Code or Section 305 of ERISA).

"Environmental Laws" means all requirements under any law, rule, regulation, order, or judgment, decree, license, agreement or other restriction of any governmental authority relating to the environment, pollution, contamination, or the disposal, storage, and discharge of hazardous or toxic substances into the environment.

"EUR" means the single currency of those member states of the European Union participating in European Monetary Union and, in respect of all payments to be made in EUR hereunder, means funds which are for same day settlement in such currency.

"EURIBOR01 Page" means the display designated as the Euribor01 Page on the service provided by Thomson Reuters or its successor (or such other display as may replace it on such service or as may be nominated by Thomson Reuters or its successor for the purpose of displaying Euribor Rates or such other commercially available source providing quotations of Euribor Rates as designated by EDC from time to time).

"Euribor Rate" means, for any Interest Period, (a) the rate per annum appearing on the applicable EURIBOR01 Page at approximately 11:00 a.m., Brussels time, on the day that is 2 Euro Banking Days preceding the first day of such Interest Period, for the applicable period set out in this Agreement; or (b) if the rate referenced in the preceding Subsection (a) does not appear on such page or service or such page or service will cease to be available, then the rate per annum determined by EDC to be the average (rounded upwards if necessary to the nearest one sixteenth of one per cent) of the respective rates, as notified by each Reference Bank, at which deposits in EUR are offered by each such Reference Bank to prime banks in the European inter-bank market at approximately 11:00 a.m., Brussels time, 2 Brussels Banking Days prior to the beginning of such Interest Period for the applicable period set out in this Agreement in an amount comparable to the amount of the advance; provided that if any such rate is less than zero, Euribor Rate shall be deemed to be a minimum of zero.

"Euro Banking Days" means every day on which the TARGET System is operating credit or transfer instructions in respect of payments in EURO.

"Financial Officer" means the president, vice-president, chief financial officer, secretary, principal accounting officer, treasurer or controller of the Borrower or any Guarantor, as applicable.

"Fixed Charge Coverage Ratio" means, on a consolidated basis, the ratio computed for the prior four (4) consecutive fiscal quarters ending, of (a) the amount equal to: (i) Cash Flow for such period; minus (ii) taxes with respect to income accrued in such period; minus (iii) Capital Expenditures for such period; minus (iv) dividends paid during such period; minus (iv) dividends paid during such period; to (b) the amount equal to: (i) Interest Expense for such period; minus (ii) any portion of Interest Expense with respect to such period not required to be paid in cash in such period; plus (iii) the amount of all indebtedness due during such period.

"GBP" means the lawful currency of the United Kingdom.

"Interest Expense" means, for the relevant period, the aggregate expense for interest, commissions, discounts and other fees and charges incurred in connection with commitment fees, net costs or net benefits under rate swap agreements and the portion of any interest expense payable with respect to Capitalized Lease Obligations.

"Interest Period" means (i) for each advance, the period commencing on and including the date on which that advance is made and ending on and including the date before the next Interest Payment Date and (ii) for other amounts in default, the period commencing on and including the date of default and ending on and including the date before the next Interest Payment Date and (iii) thereafter, in each case, the period commencing on and including an Interest Payment Date and ending on and including the date preceding the next Interest Payment Date.

"Libor GBP Rate" means, for any Interest Period, (a) the rate per annum appearing on the LIBOR01 Page at approximately 11:00 a.m., London time, on the first day of such Interest Period, for the applicable period set out in this Agreement; or (b) if the rate referenced in the preceding Subsection (a) does not appear on such page or service or such page or service will cease to be available, then the rate per annum determined by EDC to be the average (rounded upwards if necessary to the nearest one sixteenth of one per cent) of the respective rates, as notified by each Reference Bank, at which deposits in GBP are offered by each such Reference Bank to prime banks in the London inter-bank market at approximately 11:00 a.m., London time, on the first day of such Interest Period for the applicable period set out in this Agreement in an amount comparable to the amount of the advances.

"Libor USD Rate" means, for any Interest Period, (a) the rate per annum appearing on the LIBOR01 Page at approximately 11:00 a.m., London time, on the day that is 2 London Banking Days preceding the first day of such Interest Period, for the applicable period set out in this Agreement; or (b) if the rate referenced in the preceding Subsection (a) does not appear on such page or service or such page or service will cease to be available, then the rate per annum determined by EDC to be the average (rounded upwards if necessary to the nearest one sixteenth of one per cent) of the respective rates, as notified by each Reference Bank, at which deposits in USD are offered by each such Reference Bank to prime banks in the London inter-bank market at approximately 11:00 a.m., London time, 2 London Banking Days prior to the beginning of such Interest Period for the applicable period set out in this Agreement in an amount comparable to the amount of the advances.

"LIBOR01 Page" means the display of interest rates for deposits in the relevant currency, in the London inter-bank market published by ICE Benchmark Administration Limited (ICE) or any successor to, or substitute for, such service providing rate quotations for interest rates for such deposits in the London interbank market comparable to those currently provided by ICE, as determined by EDC from time to time.

"Lien" means any mortgage, lien, claim, pledge, hypothecation, encumbrance, charge or other security interest granted or arising by operation of law with respect to the property of any person or any preferential arrangement that has the effect of security for any debt, liability or other obligations.

"London Banking Day" means, where applicable any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, England.

"Minimum Actionable Amount" means USD100,000.

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which a Transaction Party or any ERISA Affiliate makes or is obligated to make contributions or during the preceding five (5) years, has made or been obligated to make contributions.

"Net Income" means, for the relevant period, all amounts which would be included as net earnings on the statements of earnings of the Borrower at such time, provided that in any event no such amounts shall include any gain or loss arising from the sale or disposition of any assets (other than: (i) inventory sold in the ordinary course of business; or (ii) any gain or loss arising from the sale of disposition of obsolete assets in the ordinary course of business not to exceed in the aggregate USD500,000 in any fiscal year) or from the write-up of assets or any other extraordinary gains.

"PBGC" means the United States Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).

"Permitted Liens" means:

(i)	carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s and general rights of retention and other like Liens, arising both by operation of law and in the ordinary course of business;

(ii)	capital leases, so long as such capital leases attach only to the assets which are the subject of such capital leases;

(iii)	Liens created on property at the time of its purchase solely as security for the purchase price of such property, and any renewal thereof which is limited to the original property and to a renewal of the indebtedness incurred to finance the purchase price thereof;

(iv)	easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not detract from the value of the affected property or interfere with the ordinary conduct of the business of any Transaction Party;

(v)	banker’s liens, rights of set-off or compensation or similar rights to deposit accounts or the funds maintained with a creditor depository institution;

(vi)	Liens in favour of EDC;

(vii)	Liens existing on the date hereof (i) in favour of the parties identified in Schedule F , or (ii) which have been subordinated to the satisfaction of EDC prior to the initial advance; and

(viii)	if applicable, Liens set out in the "Security" Section of this Agreement.

"Plan" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Prime Rate" means, on any day on which such rate is determined, the variable annual rate of interest established and adjusted by Royal Bank of Canada from time to time as a reference rate for the purposes of determining rates of interest it will charge on commercial loans denominated in CAD and made in Canada.

"Reference Banks" means any four (4) of Bank of America, Citibank, N.A., Credit Suisse First Boston, Deutsche Bank AG, HSBC, JP Morgan Chase Bank and UBS AG.

"Sanctions" means economic or financial sanctions administered, enacted or enforced by any Sanctions Authority including without limitation, any restriction on EDC’s or its Affiliates’ ability to conduct business with any person in any country relevant to the transaction, pursuant to all applicable Canadian laws regarding sanctions and export controls (all such applicable laws currently in effect, all such new applicable laws in effect in the future or each as amended from time to time), such as the United Nations Act, Special Economic Measures Act, Export and Import Permits Act, Freezing Assets of Foreign Corrupt Officials Act, Criminal Code, Defense Production Act, Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Anti-Terrorism Act or any other similar Canadian statute or regulation.

"Sanctions Authority" means (a) Canada, (b) United Nations, (c) United States, or the respective governmental institutions, agencies and subdivisions of any of the foregoing.

"Transaction Documents" means this Agreement, each of the Security Documents (including any Guarantees), the Related Party Agreements, if any, the Warrant Purchase Agreement, the Warrant Certificates and all agreements, instruments and documents, including without limitation any powers of attorney, consents, certificates, assignments, financing statements and all other writings now or from time to time hereafter executed by or on behalf of the Transaction Parties or any other person and delivered to EDC in connection with the transactions contemplated in this Agreement or any other Transaction Documents.

"Transaction Parties" means the Borrower, each Subsidiary and each Guarantor and "Transaction Party" means any one of them.

"USD" means the currency of the United States of America.

"US Prime Rate" means, on any day on which such rate is determined, the variable annual rate of interest established and adjusted by Citibank N.A. from time to time as a reference rate for the purposes of determining rates of interest it will charge on commercial loans denominated in USD and made in Canada.

"WTO" means the World Trade Organization.

SCHEDULE B – STANDARD REPRESENTATIONS AND WARRANTIES

Each Transaction Party (unless otherwise indicated) represents and warrants that:

(a)	Existence. It is a corporation, limited partnership, limited liability partnership or partnership, as the case may be, duly incorporated or organized and validly existing under the laws of its Jurisdiction of Incorporation.

(b)	Corporate Power; No Violation. The entering into, delivery and performance by it of the terms of the Transaction Documents to which it is a party and of each document to be delivered by it with respect thereto:

(i)	are within its powers and have been duly authorized by all necessary action;

(ii)	are not in violation of any law, statute, regulation, ordinance or decree applicable to it and are not contrary to public policy or public order in its Jurisdiction of Incorporation or any other jurisdiction where it operates;

(iii)	are not in violation of, will not result in a violation of, or constitute a default under, or be in conflict with, any term of its constitutive documents or of any agreement to which it or its business or assets are subject; and

(iv)	will not result in the creation of any Lien upon any of its assets, other than Liens in favour of EDC.

(c)	Execution; Enforceability. The Transaction Documents to which it is a party:

(i)	have been duly executed and delivered by it or on its behalf; and

(ii)	constitute direct, legal, valid and binding obligations of it, enforceable against it in accordance with their respective terms subject only to bankruptcy, insolvency, and other laws relating to creditors' rights generally and to general principles of equity.

(d)	Financial Information. The financial statements delivered to EDC pursuant to this Agreement present fairly in all material respects the financial condition and the results of operations of the relevant Transaction Party(ies) for the period covered and there has been no material adverse change in the financial condition or operations of such Transaction Party(ies) since that date or any event which could reasonably be expected to constitute a material adverse change.

(e)	Authorization. All Authorizations required under the laws of its Jurisdiction of Incorporation and any other jurisdiction where it operates in connection with the execution and delivery by it of the Transaction Documents to which it is a party, the performance by it of the terms thereof and the validity, enforceability and admissibility in evidence thereof, have been, or will be prior to the initial advance hereunder, effected or obtained and are, or will be prior to the initial advance hereunder, in full force and effect.

(f)	No Material Litigation. Other than as disclosed in writing prior to the date of this Agreement, there are no legal proceedings pending or, so far as is known to it, threatened, which could or would materially adversely affect its condition, financial or otherwise, its operations or its ability to perform its obligations under any of the Transaction Documents.

(g)	Compliance with Laws. It is in compliance with all applicable laws, regulations and requirements of governmental authorities (including Environmental Laws and laws relating to corruption and bribery) except to the extent the failure to so comply (other than in the case of laws relating to corruption and bribery) would not reasonably be expected to have a material adverse change in or effect on: (i) its condition, financial or otherwise; (ii) its ability to perform its obligations under the Transaction Documents; or (iii) the legality, validity or enforceability of the Transaction Documents to which it is a party or the rights and remedies available to EDC thereunder.

(h)	Solvent. It is, after giving effect to the transactions contemplated hereby, and the other Transaction Documents to which it is a party, solvent and able to pay its debts as they become due, it has capital sufficient to carry on its business, it now owns property having a value both at fair valuation and at present fair saleable value greater than the amount required to pay its debts, and it will not be rendered insolvent by the execution and delivery of the Transaction Documents or by completion of the transactions contemplated hereby and thereby.

(i)	Collateral. In respect of the collateral described in the Security Documents to which it is a party, if any:

(i)	it is, or with respect to such collateral acquired after the date hereof will be, the sole beneficial owner of such collateral, free and clear of any Liens, except for Permitted Liens;

(ii)	it has, or with respect to such collateral acquired after the date hereof will have, the right to grant a security interest in such collateral in favour of EDC on the terms of the Security Documents to which it is a party; and

(iii)	the security interest granted pursuant to such Security Documents has been validly created and will, when registered, constitute a security interest at the ranking required by the "Security" Section of this Agreement in the collateral granted as security thereunder, duly perfected under all applicable laws.

(j)	Sanctions Laws. Neither it nor any of its directors, officers, or, to the best of its knowledge, any of its Affiliates, is engaged, directly or indirectly, in any activity which is prohibited under the Sanctions, including without limitation, (A) any direct or indirect dealings involving or benefitting (i) a person that is listed on, or owned or Controlled by, or acting on behalf of a person listed on, any list administered by a Sanctions Authority or otherwise the target of Sanctions; (ii) a person located in, organized under, or owned or Controlled by, or acting on behalf of, a person located in or organized under the laws of Iran, Syria, North Korea, Belarus; (iii) a person that is owned or Controlled by, or acting for or on behalf of, or providing assistance, support or services of any kind to, or otherwise associated with any person in (i) or (ii); (B) any business or making or receiving any contribution of funds, goods or services to or for the benefit of any person described in (A) (i)-(iii); (C) any dealing in, or otherwise engaging in any transaction relating to any property or interests in property subject to prohibitions under Sanctions; and (D) any transaction that evades, avoids or attempts to violate any of the prohibitions set forth in the Sanctions or has such a purpose.

(k)	Sanctions. Not a Target. Neither it nor any of its subsidiaries nor, to its knowledge, any of its directors, officers, employees, agents, affiliates or representatives or any of its Affiliates, is an individual or entity that is, or is owned or Controlled by, or is acting on behalf of a person that is (i) the subject of any Sanctions, (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of territorial Sanctions, unless otherwise notified to EDC.

(l)	ERISA and other U.S.-Specific Representations and Warranties. Any Transaction Party which is incorporated in the United States of America further represents and warrants that:

(i)	no ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in liabilities to any Transaction Party exceeding the Minimum Actionable Amount or otherwise have a material adverse effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount exceeding the Minimum Actionable Amount;

(ii)	no Transaction Party or subsidiary of a Transaction Party is an "investment company" or a company "controlled" by an "investment company" or a "subsidiary" of an "investment company," within the meaning of the Investment Company Act of 1940, as amended, and the applicable regulations thereunder;

(iii)	no Transaction Party or subsidiary of a Transaction Party owns any margin securities, and none of the proceeds of the advances shall be used for the purpose of purchasing or carrying any margin securities or for the purpose of reducing or retiring any indebtedness that was originally incurred to purchase any margin securities or for any other purpose not permitted by Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time; and

the successful operation and financial condition of each of the Transaction Parties is dependent on the continued successful performance of the functions of the group of the Transaction Parties as a whole and the successful operation of each of the Transaction Parties is dependent on the successful performance and operation of each other Transaction Party. Each Transaction Party expects to derive benefit (and its board of directors or other governing body has determined that it may reasonably be expected to derive benefit), directly and indirectly, from (A) successful operations of each of the other Transaction Parties and (B) the credit extended by EDC to the Borrower hereunder, both in their separate capacities and as members of the group of companies. Each Transaction Party has determined that execution, delivery, and performance of this Agreement and any other Transaction Documents to be executed by such Transaction Party is within its purpose, will be of direct and indirect benefit to such Transaction Party, and is in its best interest.

SCHEDULE C – STANDARD COVENANTS

Each Transaction Party (unless otherwise indicated) covenants and agrees to:

(a)	Notices. Promptly notify EDC of the occurrence of any Event of Default or of any event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an Event of Default.

(b)	Authorizations. Obtain and maintain in force all Authorizations necessary for carrying out its business generally or required in connection with the execution and delivery of the Transaction Documents to which it is a party, the performance by it of the terms thereof and the validity and enforceability and admissibility in evidence thereof.

(c)	Taxes. Pay when due all taxes payable by it.

(d)	Compliance with Laws. Comply with all applicable laws and regulations relating to it and its business, including without limitation, any Environmental Laws, any laws relating to corruption and bribery and laws relating to pension funds and pension plans maintained by it except to the extent the failure to so comply (other than in the case of laws relating to corruption and bribery) would not reasonably be expected to have a material adverse change in or effect on: (i) its condition, financial or otherwise; (ii) its ability to perform its obligations under the Transaction Documents; or (iii) the legality, validity or enforceability of the Transaction Documents to which it is a party or the rights and remedies available to EDC thereunder.

(e)	Location of Records/Operations. Maintain its operations and records at the locations set out in this Agreement and, at any reasonable time and from time to time, upon reasonable prior notice, permit EDC or any representative thereof to examine and make copies of and abstracts from its records and books (including, without limitation, electronic records).

(f)	Insurance. Maintain, with financially sound and reputable insurance companies, insurance in such amounts and with such deductibles and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

(g)	Further Assurances. At its own cost and expense, execute and deliver to EDC all such documents and do all such other acts as EDC may reasonably require to carry out the purpose of this Agreement or to enable EDC to exercise and enforce its rights under any Transaction Document.

(h)	Use of Proceeds. Use the advances made under this Agreement solely for the Purpose. It will not use the proceeds, contribute or otherwise make available the proceeds for any purpose which is prohibited under the Sanctions including without limitation, to any person for the purpose of financing directly or indirectly the activities of any person that (i) is listed on, or owned or Controlled by a person that is listed on, or acting on behalf of a person listed on, any list administered by a Sanctions Authority or (ii) is in a country which is subject to Sanctions, to the extent such financing would be prohibited by the Sanctions.

(i)	Collateral. In respect of the collateral described in the Security Documents to which it is a party, if any, comply with the following covenants:

(i)	it will maintain and preserve all of the collateral described in the Security Documents in good repair, working order and condition and, from time to time, make all required renewals, replacement, additions and improvements thereto and carry on its business in a proper and efficient manner so as to preserve and protect such collateral and the earnings, incomes, issues and profits therefrom;

(ii)	from time to time, upon reasonable prior notice, it will permit EDC or any representative thereof to verify the existence and state of the collateral described in the Security Documents, in any manner EDC may consider appropriate; and it agrees to furnish all assistance and information and to perform all such acts as EDC may reasonably request in connection thereto and for such purpose to grant to EDC or its representative access to all places where the collateral described in the Security Documents may be located and to all premises occupied by it to examine and inspect such collateral;

(iii)	it will promptly notify EDC of any loss of or damage to the collateral described in the Security Documents;

(iv)	it will promptly notify EDC of any change in its name or the location of its chief executive office;

(v)	it will take all steps and all actions as may be reasonably required or deemed advisable by EDC to perfect or more fully evidence EDC’s rights and interest in the collateral described in the Security Documents; and

(vi)	notwithstanding anything to the contrary contained in the Transaction Documents, with respect to the collateral described in the Security Documents, it agrees that no Liens (other than Permitted Liens) will be created or permitted to exist over the collateral described in the Security Documents.

(j)	Fundamental Changes. Not amalgamate, merge or consolidate with any other person (each a "Merger") without the prior written consent of EDC, provided that it may enter a Merger where all of the following conditions have been met: (i) it is the surviving entity or the surviving entity assumes all of its obligations under the Transaction Documents, as confirmed in legal opinions satisfactory to EDC; (ii) immediately after giving effect to such Merger, no Event of Default or event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an Event of Default will exist; and (iv) such Merger would not have a material adverse change on: (A) its condition, financial or otherwise; (B) its ability to perform its obligations under the Transaction Documents; or (C) the legality, validity or enforceability of the Transaction Documents to which it is a party or the rights and remedies available to EDC thereunder.

(j)	Sanctions. It, its directors, and officers will not, and it will take all reasonable steps to ensure that its Affiliates will not, engage, directly or indirectly, in any activity which is prohibited under the Sanctions (unless any such activity is conducted in compliance with a permit, certificate or other approval issued under the Sanctions), including without limitation, (A) any direct or indirect dealings involving or benefitting (i) a person that is listed on, or owned or Controlled by, or acting on behalf of a person listed on, any list administered by a Sanctions Authority or otherwise the target of Sanctions; (ii) a person located in, organized under, or owned or Controlled by, or acting on behalf of, a person located in or organized under the laws of Iran, Syria, North Korea, Belarus; (iii) a person that is owned or Controlled by, or acting for or on behalf of, or providing assistance, support or services of any kind to, or otherwise associated with any person in (i) or (ii); (B) any business or making or receiving any contribution of funds, goods or services to or for the benefit of any person described in (i)-(iii); (C) any dealing in, or otherwise engaging in any transaction relating to any property or interests in property subject to prohibitions under Sanctions; and (D) any transaction that evades, avoids or attempts to violate any of the prohibitions set forth in the Sanctions or has such a purpose.

(k)	ERISA. Any Transaction Party which is incorporated in the United States of America further covenants and agrees to furnish to EDC prompt written notice of the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liabilities owed by any Transaction Party exceeding the Minimum Actionable Amount

SCHEDULE D – STANDARD EVENTS OF DEFAULT

The occurrence of any one or more of the following events constitutes an Event of Default:

(a)	Payment. The non-payment when due of any sum payable hereunder.

(b)	Insolvency. If any Transaction Party fails to pay its debts generally as they fall due or suspends making payments on all or any class of its debts or announces an intention to do so or begins negotiations with one or more creditors with a view to rescheduling any of its indebtedness.

(c)	Bankruptcy or Similar Proceedings. If a proceeding is commenced, by or against any Transaction Party, in any court of competent jurisdiction, seeking its bankruptcy reorganization, liquidation, dissolution, arrangement or winding-up, the composition or readjustment of its debts or any other relief under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, or for the appointment of a receiver, receiver and manager, custodian, trustee, monitor, liquidator or other person with similar powers with respect to any Transaction Party or all or part of its assets, or if any such person is privately appointed pursuant to any agreement or instrument, or if any person takes possession of all or any substantial portion of its assets, however, if any proceeding is taken against a Transaction Party, such proceeding will not constitute an Event of Default if such proceeding is dismissed, stayed or withdrawn within 45 days of the commencement of such proceeding.

(d)	Disposal of Assets. If any Transaction Party sells or otherwise disposes of all or a substantial part of its assets or ceases all or a substantial part of its business operations without the prior written consent of EDC.

(e)	Cross Default. If any Transaction Party fails to pay any amount due, under any one or more loans or guarantees to which it is a party, on the due date or within any applicable grace period or is otherwise in default under any one or more agreements evidencing its indebtedness or guarantee to which it is a party.

(f)	Representations and Warranties. If any representation or warranty made or deemed to be made by or on behalf of any Transaction Party in any Transaction Document or in any related document or opinion will have been materially incorrect when made or deemed to have been made.

(g)	Authorizations. If any Transaction Party fails to obtain or maintain in force any Authorization from any administrative or governmental agency or other body required under the laws of such Transaction Party's Jurisdiction of Incorporation which is or may be necessary for such Transaction Party to fulfill its obligations under the Transaction Documents.

(h)	Invalidity/Unenforceability. If any Transaction Document or any material provision thereof or any obligations thereunder cease to be valid, binding or enforceable against any Transaction Party.

(i)	Material Adverse Effect. If any other event or circumstance occurs which would reasonably be expected to materially and adversely affect any Transaction Party's ability to perform all or any of its obligations under the Transaction Documents.

(j)	Failure to Perform. If any Transaction Party defaults in the due performance or observance of any term of any of the Transaction Documents to which it is a party other than those specifically constituting an Event of Default hereunder which, if it can be remedied, is not remedied within 30 days after notice by EDC to do so.

(k)	Loss of Priority. If EDC ceases to have a valid and perfected security interest in the collateral described under the Security Documents, if any, at the rank required by this Agreement, or any Lien other than a Permitted Lien, is created over the collateral described in the Security Documents, if any.

(l)	Change in Control. If there is any change in Control of any Transaction Party.

(m)	Guarantee Termination. If, pursuant to article 2362 of the Civil Code of Quebec, any Guarantor delivers notice to EDC invoking its right to terminate its Guarantee prior to repayment in full of the indebtedness hereunder, or any Guarantor takes any action to seek to invalidate its obligations under its Guarantee.

(n)	ERISA. If an ERISA Event shall have occurred, in respect of any Transaction Party which is incorporated in the United States of America, that, in the opinion of EDC, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Transaction Parties in an aggregate amount exceeding the Minimum Actionable Amount.

SCHEDULE E – STANDARD GENERAL TERMS AND CONDITIONS

Each Transaction Party agrees to the following additional provisions:

Advances. An irrevocable request for advance substantially in the form attached to this Agreement ("Request for Advance") must be submitted, not later than 11:00 a.m. Ottawa time, 3 Business Days in the case of CAD, GBP and USD loans and 4 Business Days in the case of EUR loans,, before the date of any proposed advance, unless otherwise agreed by EDC.

If an advance is made in the 20 days, in the case of monthly installments, and 30 days, in all other cases, prior to an Interest Payment Date, the principal and the interest on the said advance will be payable on the second Interest Payment Date following such advance.

Interest. Subject to applicable law, default interest on amounts due and payable but unpaid will be paid on demand at the rate set out in the "Interest" Section of this Agreement increased by 15% per annum and compounded on each Interest Payment Date from the date of payment default and while such default continues, as well as before and after demand and/or judgment.

Notwithstanding anything contained herein to the contrary, the Borrower will not be obliged to make any payment of interest or other amounts payable to EDC hereunder in excess of the amount or rate that would result in the receipt by EDC of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)). If the making of any payment by the Borrower would result in a payment being made that is in excess of such amount or rate, EDC will determine the payment or payments that are to be reduced or refunded, as the case may be, so that such result does not occur.

Interest and Fees Calculation. Interest and Commitment Fees will be calculated on the basis of the actual number of days elapsed divided by 365 for Prime Rate and US Prime Rate loans and 360 for Libor USD Rate loans, Libor GBP loans and Euribor Rate loans. The actual yearly rate of interest and, if applicable, Commitment Fees is calculated by multiplying the said rate by the actual number of days in the year divided by 365 for Prime Rate and US Prime Rate loans and 360 for Libor USD Rate loans, Libor GBP loans and Euribor Rate loans.

Application of Payments. All payments made under this Agreement (other than a voluntary prepayment pursuant to the "Voluntary/Mandatory Prepayment" Section of this Agreement) will be applied first to all amounts then due and payable other than principal and interest in such order as EDC may elect, then to interest due and payable, then to principal due and payable, and lastly to prepayment of installments of principal in inverse order of maturity.

Amounts voluntarily prepaid pursuant to the "Voluntary/Mandatory Prepayment" Section of this Agreement will be applied against the outstanding installments of principal in inverse order of their maturity.

Right to Retain. EDC will be entitled to retain from the advance, such fees or other amounts due and unpaid by the Borrower on the date that the advance is made and the Borrower will be deemed in each case to have received an advance in the amount requested by the Borrower prior to such retention.

Payments. All amounts payable by the Borrower to EDC pursuant hereto will be paid without set-off, compensation or counterclaim not later than 11:00 a.m. Ottawa time on the day such payment is due and in funds which are for same-day settlement, at such institution and to the credit of such account as EDC may from time to time notify the Borrower.

The Borrower agrees, within 5 Business Days of EDC’s request, to execute a Pre-Authorized Debit Agreement, in form and substance satisfactory to EDC (a "PAD Agreement"), authorizing deductions from the Borrower’s bank account of regular recurring installments of principal, interest, and/or fees payable from time to time arising under this Agreement. In the event that the Borrower makes installment payments to EDC through a third party (the "Third Party Payor"), the Borrower will cause such Third Party Payor to execute a PAD Agreement authorizing deductions from the Third Party Payor's bank account, it being understood that any such payments by the Third Party Payor will be deemed to be payments made by the Borrower under this Agreement. Further, if the Third Party Payor also acts as Guarantor hereunder, no such payments made by the Third Party Payor under a PAD Agreement will constitute a payment under its Guarantee.

If a day on which an amount is due is not a Business Day, such amount will be deemed to be due on the next occurring Business Day.

Events of Default – Remedies. If any one or more Event of Default has occurred, EDC is under no further obligation to make advances and EDC may declare all or part of the indebtedness of the Borrower hereunder to be immediately due and payable, whereupon the same will become immediately due and payable without any further demand or notice of any kind provided that if an Event of Default described in paragraph (c) of Schedule D has occurred, all indebtedness of the Borrower hereunder will automatically become and be immediately due and payable without any further demand or notice of any kind. Any exercise, failure to exercise or delay in exercising by EDC of any right or remedy hereunder will not be or be deemed to be a waiver of, or will not prejudice, any other rights or remedies to which EDC may be entitled for any Event of Default or event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an Event of Default.

Illegality. If, at any time, it is or becomes illegal (in the reasonable opinion of EDC) under the laws of any jurisdiction for EDC to perform, fund or maintain the loan hereunder, including without limitation, any illegality due to any economic or financial sanctions administered or enforced by any Sanctions Authority or if EDC is advised in writing by a Sanctions Authority that penalties will be imposed by a Sanctions Authority as a result of such loans any other business or financial relationship with the Borrower or its Affiliates, then EDC will promptly so notify the Borrower and (i) EDC will have no obligation to make any further advances hereunder, and (ii) any outstanding advances hereunder will become immediately due and payable with accrued interest thereon and all other amounts then due.

Joint and Several. Where more than one party is liable as Borrower or Guarantor for any obligation under or in connection with this Agreement, then the liability of each such party for such obligation is joint and several (solidary) with each other such party.

Evidences of Indebtedness. The loan accounts maintained by EDC in the name of the Borrower will be prima facie evidence (in the absence of manifest error) of the indebtedness of the Borrower to EDC hereunder.

Disclaimer. Where EDC is financing goods and services under a contract, then the Borrower agrees that the invalidity or unenforceability of the contract or any dispute thereunder will not in any way impair the rights of EDC against the Borrower hereunder.

Taxes. If the Borrower is required by law to deduct or withhold taxes from any payment to EDC hereunder, the sum payable by the Borrower will be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, EDC receives and retains (free from any liability in respect of any such deduction or withholding) the sum it would have received and so retained had no such deduction or withholding been made or required.

Costs and Expenses. The Borrower will reimburse EDC within 30 days of EDC’s request for all of EDC’s: (i) reasonable and documented out-of-pocket costs and expenses incurred in respect of the preparation, consularization, translation, negotiation, execution, amendment, operation or waiver under any Transaction Document including the reasonable and documented fees and expenses of independent legal counsel for EDC and all travel costs of EDC and its independent legal counsel; and (ii) out-of-pocket costs and expenses incurred in respect of enforcement of, or the preservation of rights under any Transaction Document including the fees and expenses of independent legal counsel for EDC and all travel costs of EDC and its independent legal counsel.

Accounting Terms. Each accounting term used herein, unless otherwise defined, shall have the meaning ascribed to it in the Generally Accepted Accounting Principles of Canada or the United States of America or the International Financial Reporting Standards, existing on the date of this Agreement. All financial statements and/or reports required to be delivered hereunder shall be prepared using one of the aforementioned principles or standards, as appropriate. Any changes to such principles or standards or in the manner they are interpreted or applied, which affects the calculation of financial covenants and ratios set out in this Agreement will not apply without the consent of EDC.

Confidentiality/Disclosure. EDC agrees with the Borrower that it will keep confidential and not to disclose any non-public information supplied to it by the Borrower in connection with this Agreement, provided that nothing herein will limit, and the Borrower hereby consents to, the disclosure of any such information; (a) to the extent required by statute, rule, regulation, court order or judicial process or by Canada’s or EDC’s international commitments, including in relation to the WTO Subsidies and Countervailing Measures Agreement; (b) to counsel for EDC; (c) to bank examiners, advisors, agents, auditors, consultants or accountants; (d) in connection with any litigation or enforcement activity or other action relating to this Agreement or the transactions contemplated hereby to which EDC is a party; (e) to any party with or through whom EDC enters or proposes to enter any kind of transfer, participation, subparticipation or assignment of, or to any party who would otherwise become directly or indirectly entitled to, EDC’s rights and benefits hereunder or to successors of EDC; (f) to any actual or prospective party to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payment hereunder; or (g) required to be disclosed pursuant to EDC’s Disclosure Policy being the name of each Transaction Party, the EDC financial service provided and date of related agreement, a general description of the transactions/project (including country), the amount of EDC support in an approximate dollar range, and, if any, the name of the Exporter.

Notice. Any communication, demand or notice to be made hereunder will be made in writing and be deemed to have been made (a) when dispatched, in the case of any communication made by facsimile, when transmission thereof is confirmed by an activity report stating the correct number of pages sent and that such transmission transmitted error free; (b) in the case of any communication made by letter, when left at that address or (as the case may be) 10 days after being deposited in the post postage prepaid in an envelope addressed to it at that address; (c) in the case of any communication made by email, upon the sender’s receipt of an acknowledgement from the intended recipient (such as the "return receipt requested" function (or a similar function), as available, return email or other written acknowledgement) or (d) if sent by recognized international overnight courier, upon receipt as evidenced by record of delivery by such overnight courier. All notices will be sent to the respective address for notice appearing under each party’s signature.

Assignment. This Agreement will be binding upon and enure to the benefit of the parties and their respective successors and assigns. No Transaction Party may assign or transfer all or any part of its rights or obligations under any Transaction Document without the prior written consent of EDC.

Time of Essence. Time is of the essence in respect of all obligations and provisions of each Transaction Document.

Counterpart. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which will constitute together one and the same instrument and the parties agree that receipt by fax or portable document format (pdf) of an executed copy of this Agreement will be deemed to be receipt of an original.

English Language. The parties agree that this Agreement and each other Transaction Document will be in the English language or will be accompanied by an English translation certified by the Borrower or upon request by EDC will be accompanied by an English translation certified by an officially sworn licensed translator to be complete and correct. Les parties aux présentes conviennent que cette convention de prêt ainsi que tout document qui s’y rapporte et devant être fourni par l’Emprunteur, sera rédigé en langue anglaise ou sera accompagné d’une traduction anglaise certifiée par l’Emprunteur comme étant complète et vraie.

Entire Agreement. The Transaction Documents constitute the entire understanding among the parties with respect to the subject matter hereof and supersede any and all prior agreements or understandings, written or oral, with respect thereto.

SCHEDULE F – EXISTING LIENS AND REGISTRATIONS

1. Ontario Personal Property Security Act (PPSA) financing statement in favour of Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade, Registration No. 20110825163718627063 (Reference File No. 672464925)

2. Ontario Personal Property Security Act (PPSA) financing statement in favour of Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Research, Innovation & Science, Registration No. 20161021114218628739 (Reference File No. 6721763676)

3. Ontario PPSA financing statements in favour of Royal Bank of Canada Registration No. 20111024144815307879 (Reference no. 673844139), Registration No. 20131209143715304270 (Reference no. 692463969) and Registration No. 20141208143715304687 (Reference no. 702182052)

EXHIBIT 1

Location of Operations, Records and Collateral

Borrower:

The business operations of the Borrower are located at:

220 Admiral Blvd., Mississauga, ON L5T 2N6

The records of the Borrower are located at:

220 Admiral Blvd., Mississauga, ON L5T 2N6

The collateral described in the Security Documents to which the Borrower is a party is located at:

220 Admiral Blvd., Mississauga, ON L5T 2N6

181 Superior Blvd., Mississauga, ON L5T 2L6

For each Subsidiary:

The business operations of Hydrogenics Holding GmbH are located at:

Am Wiesenbusch 2, Halle 5, 45966 Gladbeck, Germany

The records of Hydrogenics Holding GmbH are located at:

Am Wiesenbusch 2, Halle 5, 45966 Gladbeck, Germany

The business operations of Hydrogenics GmbH are located at:

Am Wiesenbusch 2, Halle 5, 45966 Gladbeck, Germany

The records of Hydrogenics GmbH are located at:

Am Wiesenbusch 2, Halle 5, 45966 Gladbeck, Germany

For each Guarantor:

The business operations of Hydrogenics Europe N.V. are located at:

Nijverheidsstraadt48c B-2260 Oevel, Belgium

The records of Hydrogenics Europe N.V. are located at:

Nijverheidsstraadt48c B-2260 Oevel, Belgium

The business operations of Hydrogenics USA, Inc. are located at:

12707 High Bluff Dr., Suite 200, San Diego, CA USA 92130

The records of Hydrogenics USA, Inc. are located at:

220 Admiral Blvd., Mississauga, ON L5T 2N6

EXHIBIT 2

Conditions Precedent

PART 1 - Conditions Precedent for the Initial Advance. EDC has received delivery of:

(a)	an executed copy of the Agreement;

(b)	an executed copy of each Guarantee executed by each Guarantor;

(c)	an executed copy of each Security Document and evidence that all such Security Documents and related instruments have been recorded and filed in all jurisdictions wherein such recording or filing is necessary to create and perfect the interests of EDC in the collateral described in such Security Documents;

(d)	executed copies of any subordination or intercreditor agreements, as required by EDC, from other secured creditors having Liens over any Transaction Party's assets;

(e)	an executed copy of the Warrant Purchase Agreement;

(f)	a certified copy of the constitutional documents of each Transaction Party;

(g)	an officer’s certificate satisfactory to EDC, (i) setting out the names of persons authorized to sign the Transaction Documents and any other documents required thereunder including any Request for Advance, on behalf of each Transaction Party, with specimen signatures of such persons and (ii) attaching a copy of the resolutions of the shareholders, the Board of Managers, the Board of Directors or any other governing body of each Transaction Party, authorizing the Transaction Documents;

(h)	the favourable opinion of a law firm satisfactory to EDC acting as counsel to the Borrower, including with respect to the issuance of the Warrants and shares underlying same;

(i)	estoppel letters in form and substance satisfactory to EDC from Royal Bank of Canada;

(j)	the Warrant Certificate;

(k)	evidence satisfactory to EDC that the security interest granted to Cinnamon Investments Limited, as agent, pursuant to the loan agreement dated on or around May 5, 2015 between Cinnamon Investments Limited, Bridgecorp Canada Inc., Origin Merchant Principals Fund LP and the Borrower (as the same may have been amended, modified, restated or replaced from time to time) (the “Cinnamon Debt”), has been fully released and discharged;

(l)	payout notice and release request with respect to the Cinnamon Debt in form and substance satisfactory to EDC;

(m)	release and termination letter from Cinnamon Investments Limited with respect to the Cinnamon Debt;

(n)	a copy of the Governance Agreement dated October 16, 2001 between the Borrower and General Motors Corporation (now General Motors Holding LLC);

(o)	confirmation satisfactory to EDC from the Borrower that it has accepted to act as process agent for each Guarantor and Subsidiary;

(p)	evidence of insurance coverage (together with first lender loss payee and additional insured certificates satisfactory to EDC) for each Transaction Party as required pursuant to the terms of the Transaction Documents;

(q)	all governmental, shareholder and third party consents and approvals necessary or in the reasonable opinion of EDC, desirable, including without limitation (A) TSX and NASDAQ approvals with respect to the issuance of the Warrants and shares issuable upon exercise of same, (B) the consent of Her Majesty the Queen in right of the Province of Ontario as represented by the Minister of Economic Development and Trade and Her Majesty the Queen in right of the Province of Ontario as represented by the Minister of Research and Innovation with respect to the Bank Credit Agreements to which such entities are a party and (C) consent of Royal Bank of Canada with respect to the transactions contemplated hereunder; and

(r)	such financial or other information or documents relating to each Transaction Party as EDC may reasonably require.

PART 2 - Additional Conditions Precedent for Each Advance. The following conditions have been fulfilled:

(a)	except as permitted or required hereunder, each of the representations and warranties in this Agreement and in the other Transaction Documents will be true and correct in all material respects as if made and repeated on the date of the advance, except where expressed to be made as of a specific date, in which case such representations and warranties will be correct as of such date;

(b)	no Event of Default or event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an Event of Default, will have occurred and be continuing;

(c)	EDC will have completed to its satisfaction a due diligence investigation of the operations and undertakings of each Transaction Party;

(d)	no events or circumstances have occurred which have resulted in, or would reasonably be expected to result in a material adverse effect on the condition, financial or otherwise, or to the earnings, operations, assets, business affairs or business prospects of any Transaction Party or on the ability of any Transaction Party to perform their respective obligations under any of the Transaction Documents and any other documents required thereunder; and

(e)	the Borrower will have paid all fees (including all invoiced legal fees of EDC), expenses and other amounts payable under this Agreement.

EXHIBIT 3

Request for Advance

EXPORT DEVELOPMENT CANADA

150 Slater Street

Ottawa, Canada K1A 1K3

Attention:	Loans Services
Fax:	(613) 598-2514
Email:	LS-directlending@edc.ca

Re:	Loan Agreement dated as of November ___, 2016 between Hydrogenics Corporation - Corporation Hydrogénique and Export Development Canada (the "Loan Agreement")
EDC Loan No. 880-64153

Expressions defined in the Loan Agreement have the same meaning when used in this Request for Advance.

1.	We hereby request an advance as follows:

(a)	Proposed Borrowing Date:

(b)	Currency and Amount of Advance:

(c)	Beneficiary Name (Name on Account):

(d)	Beneficiary Bank:

(e)	Account Number:

(f)	Beneficiary Bank Code and Bank Transit Number:

(g)	SWIFT Code or ABA or Routing Number:

(h)	Correspondent Bank Name (if applicable):

(i)	Correspondent Bank’s SWIFT Code or ABA or Routing Number (if applicable):

2.	Except as permitted or required under the Loan Agreement, each of the representations and warranties in the Loan Agreement and in the other Transaction Documents and any other documents required thereunder will be true and correct in all material respects as if made and repeated on the date hereof, except where expressed to be made as of a specific date, in which case such representations and warranties will be correct as of such date.

3.	No Event of Default or event that with notice, lapse of time or a determination hereunder or any combination thereof that would constitute an Event of Default, has occurred and is continuing.

4.	No events or circumstances have occurred which have resulted in, or could reasonably be expected to result in a material adverse effect on the condition, financial or otherwise, or to the earnings, operations, assets, business affairs or business prospects of any Transaction Party or on the ability of any other Transaction Party to perform their respective obligations under any of the Transaction Documents and any other documents required thereunder.

[The remainder of this page is intentionally left blank.]

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

Signature:
Authorized signing officer

Name:
Title:

Signature:
Authorized signing officer

Name:
Title:

Date:

EXHIBIT 4

Compliance Certificate

EXPORT DEVELOPMENT CANADA	[Date]

150 Slater Street

Ottawa, Canada K1A 1K3

Attention:	Covenants Officer
Fax:	(613) 598-3186
Email:	covenantsofficer@edc.ca

Re:	Loan Agreement dated as of November ___, 2016 between Hydrogenics Corporation - Corporation Hydrogénique and Export Development Canada (the "Loan Agreement")
EDC Loan No. 880-64153

We refer to the Loan Agreement. This is the certificate referred to under Section 13(a)(III) of the Loan Agreement. Expressions defined in the Loan Agreement have the same meaning when used in this certificate.

The undersigned, the Chief Financial Officer of Hydrogenics Corporation - Corporation Hydrogénique (the "Borrower"), hereby certifies that:

1.	As of the date hereof, no Event of Default or event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an Event of Default has occurred; and

2	With respect to each of the Bank Credit Agreements:

	a.	The representations and warranties made by the Borrower, any Guarantor or any Subsidiary in each Bank Credit Agreement and any related transaction document entered into in connection therewith are true and correct in all respects as of the date hereof with the same force and effect as if such representations and warranties had been made on and as of such date of such Bank Credit Agreement (except for changes arising in the ordinary course of business and for which notice in writing has been given by the Borrower to EDC);

	b.	Each of the Borrower, the Guarantors and the Subsidiaries has fulfilled, performed and complied with, in all material respects, all covenants, terms and conditions contained in the Bank Credit Agreements to be fulfilled, performed or complied with by it as of the date hereof; and

	c.	As of the date hereof, no event of default or event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an event of default has occurred.

For and on behalf of

HYDROGENICS CORPORATION – CORPORATION HYDROGÉNIQUE

By:
Position: Chief Financial Officer